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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50333

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2013___ AND ENDING___December 31, 2013___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TR Capital Group, LLC, DBA Titus Rockefeller, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

181 Post Road West
(No. and Street)

Westport	Connecticut	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Stoyeck   (203)-341-9444
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Co., LLC
(Name – *if individual, state last, first, middle name*)

293 Eisenhower Parkwary, Suie 290	Livingston	New Jersey	07039-1711
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Richard Stoyeck_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __TR Capital Group, LLC, DBA Titus Rockefeller, LLC_____, as of __December 31_____, 20__13____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FRANK BARTON
NOTARY PUBLIC, State of Connecticut
No. 469260778
Qualified in Fairfield County
Commission Expires December 31, 20 _16_

_____
Notary Public

_____
Signature

_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOBEL & CO., LLC

CERTIFIED PUBLIC ACCOUNTANTS and CONSULTANTS

TR CAPITAL GROUP, LLC
DBA TITUS ROCKEFELLER, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
INCLUDING FACING PAGE

DECEMBER 31, 2013

TR CAPITAL GROUP, LLC
DBA TITUS ROCKEFELLER, LLC

DECEMBER 31, 2013

CONTENTS



293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT

To the Members
TR Capital Group, LLC
DBA Titus Rockefeller, LLC
Westport, Connecticut

We have audited the accompanying financial statements of TR Capital Group, LLC, DBA Titus Rockefeller, LLC, ("Company") which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Member of



North
America

In association of legally independent firms

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TR Capital Group, LLC, DBA Titus Rockefeller, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Certified Public Accountants

Livingston, New Jersey
February 26, 2014

TR CAPITAL GROUP, LLC, DBA TITUS ROCKEFELLER, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash	$	2,054
Deposit with clearing broker		15,000
Commission receivable		70,325
Accounts receivable		1,217
	$	88,596

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accrued expenses	$	64,097
COMMITMENTS AND CONTINGENCIES		
MEMBERS' EQUITY		24,499
	$	88,596

TR CAPITAL GROUP, LLC, DBA TITUS ROCKEFELLER, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2013

REVENUES:		
Investment banking income	$	23,465
Commission revenue		724,270
Interest income		24,286
Total Revenues		772,021
EXPENSES:		
Commissions		572,744
Clearing charges		70,096
Consulting		21,273
Bank fees		531
Office expense		3,515
Advertising		439
Taxes		2,614
Insurance		3,688
Dues and subscriptions		5,525
Miscellaneous		36,157
Professional fees		27,533
Regulatory fees		13,098
Rent		27,701
Meetings		3,966
Telephone		3,833
Total Expenses		792,713
NET LOSS	$	(20,692)

TR CAPITAL GROUP, LLC, DBA TITUS ROCKEFELLER, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2013

Balance, January 1, 2013	$	28,191
Capital contributions		17,000
Net loss		(20,692)
Balance, December 31, 2013	$	24,499

TR CAPITAL GROUP, LLC, DBA TITUS ROCKEFELLER, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2013

CASH FLOWS PROVIDED BY (USED FOR):

OPERATING ACTIVITIES:

Net loss	$	(20,692)
Changes in certain assets and liabilities:		
Commission receivable		(30,684)
Accounts receivable		(1,217)
Accrued expenses		28,205
Net Cash Used for Operating Activities		(24,388)

FINANCING ACTIVITIES:

Capital contributions	17,000

NET DECREASE IN CASH	(7,388)

CASH:

Beginning of year		9,442
End of year	$	2,054

TR CAPITAL GROUP, LLC, DBA TITUS ROCKEFELLER, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:
TR Capital Group, LLC, DBA Titus Rockefeller, LLC (the "Company") was organized in July 1997 in the state of Connecticut for the purpose of registering as a securities broker. The Company is headquartered in Westport, Connecticut. The Company is registered with the Securities and Exchange Commission (SEC), is a member of Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

Basis of Accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Federal and State Income Taxes:
The financial statements do not reflect a provision or liability for federal or state income taxes since under the Internal Revenue Code the Company elected to be taxed as a partnership. Accordingly, the individual members report their distributive share of the Company's income or loss and credits on each member's individual tax return.

The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. Tax returns for 2010 and forward are subject to audit by federal and state jurisdictions. No interest or penalties have been incurred as of December 31, 2013. At December 31, 2013, there are no significant income tax uncertainties that are expected to have a material impact on the Company's financial statements.

Revenue Recognition:
Revenue consists mainly of commissions earned on buy and sell orders from the Company's retail client base. All revenue is recognized when earned.

NOTE 1 - ORGANIZATION AND SUMMARY
OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Subsequent Events:

The Company has evaluated its subsequent events and transactions occurring after December 31, 2013 through February 26, 2014, the date that the financial statements were available to be issued.

NOTE 2 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2013, the Company's net capital is as follows:

	2013
Net capital	$ 22,982
Net capital requirement	5,000
Excess Net Capital	$ 17,982
Aggregate Indebtedness to Net Capital	278.90%

The Company is not required to furnish the "computation of reserve requirements" under Rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with, the exemptive provision k(2)(ii) of Rule 15c3-3. This provision exempts brokers or dealers who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis (Note 3) from having to furnish the "computation of reserve requirements."

There were no differences between this calculation of net capital and the corresponding computation presented by the Company and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2013.

NOTE 3 - CLEARING BROKER:

The Company has entered into a Fully Disclosed Clearing Agreement with Sterne Agee Clearing, Inc., a wholly owned subsidiary of Sterne Agee Group, Inc. (the 'Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934.

Pursuant to the Agreement, the Company has a $15,000 interest earning deposit on account with the Clearing Broker. The deposit with the Clearing Broker is for the exclusive benefit of customers, as required under Rule 15c3-3 of the Securities Exchange Act of 1934.

NOTE 4 - COMMITMENTS:

The Company is currently leasing its office space on a month to month basis. Currently, the Company is paying $1,976 a month. Total rent expense amounted to $27,701 for the year ended December 31, 2013.

NOTE 5 - FUTURE OPERATIONS:

The Company has experienced net losses and negative operating cash flows for the past three years. The Company does not possess the liquidity required to fund the next twelve months of operations without additional revenue sources, member capital contributions or debt financing.

The managing member of the Company has made a commitment to contribute additional capital and solicit business, as necessary, in order to continue the operations of the Company.



Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Members
TR Capital Group, LLC
DBA Titus Rockefeller, LLC
Westport, Connecticut

We have audited the financial statements of TR Capital Group, LLC, DBA Titus Rockefeller, LLC as of December 31, 2013, and have issued our report thereon, dated February 26, 2014, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 11, 12 and 13, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 11, 12 and 13 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 11, 12 and 13 is fairly stated in all material respects in relation to the financial statements as a whole.

Sobel & Co., LLC

Certified Public Accountants

February 26, 2014



Member of

PKF North America

An association of legally independent firms

TR CAPITAL GROUP, LLC, DBA TITUS ROCKEFELLER, LLC
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
  SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

NET CAPITAL:

Total members' equity	$	24,499
Less: Deductions and/or charges:		
Non-allowable assets		(1,217)
Net capital before haircuts on security positions		23,282
Less: Haircuts on securities - other		(300)
Net capital	$	22,982

AGGREGATE INDEBTEDNESS:
  Items included in statements of financial condition:

Accrued expenses	$	64,097
TOTAL AGGREGATE INDEBTEDNESS	$	64,097
Minimum net capital required Per Rule15c3-1	$	5,000
Excess net capital	$	17,982
Net capital in excess of 120% of minimum requirement	$	16,572
Ratio: aggregate indebtedness to net capital		278.90%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no differences between the computation of net capital and
the corresponding computation prepared by TR Capital Group, LLC,
DBA Titus Rockefeller, LLC and included in the Company's unaudited
PART IIA FOCUS Report filing as of December 31, 2013.

TR CAPITAL GROUP, LLC, DBA TITUS ROCKEFELLER, LLC
SUPPLEMANTARY INFORMATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
 UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

TR Capital Group, LLC, DBA Titus Rockefeller, LLC is not required to furnish this schedule due to its compliance with the exemptive provision k(2)(ii) of Rule 15c3-3.

TR CAPITAL GROUP, LLC, DBA TITUS ROCKEFELLER, LLC
SUPPLEMANTARY INFORMATION
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
 UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

TR Capital Group, LLC, DBA Titus Rockefeller, LLC is not required to furnish this schedule due to its compliance with the exemptive provision k(2)(ii) of Rule 15c3-3.

TR CAPITAL GROUP, LLC, DBA TITUS ROCKEFELLER, LLC

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

DECEMBER 31, 2013



Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

<u>INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3</u>

Member
TR Capital Group, LLC
DBA Titus Rockefeller, LLC
Westport, Connecticut

In planning and performing our audit of the financial statements of TR Capital Group, LLC, DBA Titus Rockefeller, LLC (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Member of



North America

An association of legally independent firms

14

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountants

Livingston, New Jersey
February 26, 2014